13010433

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-~~68354~~ 66276 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Tradeworx Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Broad Street 3rd Floor
(No. and Street)

| Red Bank | NJ | 07701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ray — (732) 450-7464
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chawla Group CPA's, LLC
(Name - if individual, state last, first, middle name)

| 2182-D Gladstone Ct. | Glendale Heights | IL | 60139 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/4

## Tradeworx Securities LLC
### (A wholly owned subsidiary of Tradeworx Inc)
### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

**I, Christopher Ray, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tradeworx Securities LLC for the period ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

**Signature**

**President**
**Title**

**Subscribed and sworn**
**to before me**

SUSAN T. DOUGLAS
Notary Public, New Jersey
My Commission Expires November 24, 2013

***Tradeworx Securities LLC***

***Audit Report***

***December 31, 2012***

# TRADEWORX SECURITIES LLC

## INDEX TO FINANCIAL STATEMENTS

# *Chawla Group CPAs, LLC*

2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048


## INDEPENDENT AUDITOR'S REPORT

To the Member of
Tradeworx Securities LLC

We have audited the accompanying statement of financial condition of Tradeworx Securities LLC (the Company) as of December 31, 2012, and the related statement of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant of Rule 17-a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradeworx Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital listed in the accompanying notes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Chawla Group CPAs, LLC*

Chawla Group CPAs, LLC
Glendale Heights, Illinois
February 22, 2013

**TRADEWORX SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

| | | |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash at Bank | $ 30,577 | |
| **TOTAL CURRENT ASSETS** | | 30,577 |
| **OTHER ASSETS** | | |
| Prepaid Fees | 1,339 | |
| **TOTAL OTHER ASSETS** | | 1,339 |
| **TOTAL ASSETS** | | $ 31,916 |
| **LIABILITIES** | | |
| Accounts Payable | 9,000 | |
| **TOTAL LIABILITIES** | | 9,000 |
| **MEMBER'S EQUITY** | | |
| Equity | 22,916 | |
| TOTAL MEMBER'S EQUITY | | 22,916 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | | $ 31,916 |

See notes to financial statements

**TRADEWORX SECURITIES LLC**
**STATEMENT OF OPERATIONS**
**JANUARY 1, 2012 THROUGH DECEMBER 31, 2012**

| | |
|---|---|
| **REVENUES** | |
| **TOTAL REVENUES** | $ - |
| **EXPENSES** | |
| Professional Fees | 46,033 |
| Rent | 5,071 |
| Telephone and Data Processing | 2,700 |
| Fees and Registration | 1,493 |
| Insurance | 477 |
| Utilities | 428 |
| **TOTAL EXPENSES** | 56,202 |
| **NET INCOME(LOSS)** | $ (56,202) |

See notes to financial statements

**TRADEWORX SECURITIES LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**JANUARY 1, 2012 THROUGH DECEMBER 31, 2012**

| | | |
|---|---|---|
| **Beginning Balance** | $ | 29,118 |
| Additions | | 50,000 |
| Net Income(Loss) | | (56,202) |
| **Ending Balance** | $ | 22,916 |

See notes to financial statements

**TRADEWORX SECURITIES LLC**
**STATEMENT OF CASH FLOWS**
**JANUARY 1, 2012 THROUGH DECEMBER 31, 2012**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | | $ (56,202) |
| Adjustments to reconcile net loss | | |
| to net cash used by operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Prepaid Fees | (899) | |
| Total adjustments | | (899) |
| NET CASH USED BY OPERATING ACTIVITIES | | (57,101) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Member's Addition of Capital | 50,000 | |
| NET CASH USED IN FINANCING ACTIVITIES | | 50,000 |
| NET INCREASE (DECREASE) IN CASH | | (7,101) |
| **CASH AND CASH EQUIVALENTS - BEGINNING** | | 37,678 |
| **CASH AND CASH EQUIVALENTS - ENDING** | | $ 30,577 |

See notes to financial statement.

## TRADEWORX SECURITIES LLC

### NOTES TO FINANCIAL STATEMENTS

### DECEMBER 31, 2012

---

### NOTE A: DESCRIPTION OF BUSINESS

Tradeworx Securities LLC (the "Company") is a broker- dealer registered with the Securities and Exchange Commission(SEC). The Company is also a member of the Financial Industry Regulatory Authority. (FINRA). The Company's operations consist primarily of developing and licensing software, to be utilized by third party broker dealers.

### NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Revenue**

All Revenues will be recorded as earned. Fees are based on terms of the client agreements. There was no revenue earned in the year 2012.

**Method of Reporting**

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the use of certain estimates and assumptions made by the Company's management and disclosures of contingent assets and liabilities.

Pursuant to the Cash Flows Topic of the Codification, the company provides a statement of cash flows using the indirect method.

**Income Taxes**

The Company is a single member limited liability company, and is treated as a disregarded entity for federal and State income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2012, management has determined that the Company has no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

## NOTE C: NET CAPITAL REQUIREMENT

The Company is a member of the Financial Industry Regulatory Authority, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. At December 31, 2012, the Company's net capital was $21,577, which was $16,577 in excess of its minimum requirement of $5,000. (See Note I)

## NOTE D: MAJOR CUSTOMERS

There was no revenue earned in the year 2012.

## NOTE E: CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balance in financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $ 250,000. Management does not anticipate any losses as a result of this concentration.

## NOTE F: RELATED PARTY TRANSACTIONS

Persuant to an administrative service agreement between the Company and its parent, Tradeworx Inc. The company pays a monthly administrative fee for utilizing certain resource of the parent. The Company was charged $8,677 for the year ended December 31, 2012 for the use of the office, utilities, etc. The Company is wholly owned by Tradeworx Inc.

## NOTE G: EXEMPTION FOR RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i).

## NOTE H – SUBSEQUENT EVENTS

The Managing Member has evaluated subsequent events and has determined that there are no subsequent events that require disclosure.

## NOTE I: COMPUTATION OF NET CAPITAL

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2012**

| | | |
|---|---|---|
| **Member's equity** | | 22,916 |
| **Less non-allowable assets** | | |
| Prepaid Fees | | (1,339) |
| Net Capital | | 21,577 |
| **Aggregate indebtedness** | | 9,000 |
| **Computed minimum net capital required** (6 2/3% of Aggregate indebtedness) | | 600 |
| **Minimum Net Capital Required (under SEC Rule 15c3-1)** | | 5,000 |
| **Excess net capital (21,577 - 5,000)** | | 16,577 |
| **Percentage of Aggregate indebtedness to net capital** | 9,000 / 21,577 | 41.71% |

There are no differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2012

*Chawla Group CPAs, LLC*

2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

To the Member of
Tradeworx Securities LLC

In planning and performing our audit of the financial statements of Tradeworx Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basic for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to

above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's Objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chawla Group CPAs, LLC

Chawla Group CPAs, LLC
Glendale Heights, Illinois
February 22, 2013